Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Registration Statement on Form F-1 of Air Water Ventures Ltd, formerly known as Inflection Point Acquisition Corp. III, of our report dated March 30, 2026 with respect to our audits of Inflection Point Acquisition Corp. III ’s consolidated financial statements as of December 31, 2025 and 2024, and for the year ended December 31, 2025 and for the period from January 31, 2024 (inception) through December 31, 2024, which appears in this Registration Statement. Our report contained an explanatory paragraph regarding uncertainty about Inflection Point Acquisition Corp. III ’s ability to continue as a going concern.

We also consent to the reference to our Firm under the heading “Experts” in such Form F-1.

/s/ UHY LLP

New York, New York

September 11, 2026